Press release
For immediate release
May 31 2007

VIRGINIA MINES SHAREHOLDERS ANNUAL MEETING

Virginia Mines Inc. ("Virginia") (TSX:VGQ) announces that its Management Proxy Circular, Management’s Discussion and Analysis and Annual Financial Statements 2006-2007 are now available on its website at www.virginia.qc.ca and on SEDAR at www.sedar.com.

The Notice of Special Meeting of Shareholders and the Management Proxy Circular has been mailed to shareholders.

Please note that Virginia will be holding its Annual Meeting of Shareholders in Quebec City
Thursday June 21 at 10AM
Salon Rose of Château Frontenac

An information session will take place in Montreal
Friday June 22 at 10AM
Salon St-Charles of Delta Hotel Centre-Ville, 777 University St.

For the 2007-2008 fiscal year Virginia will pursue its activities with an exploration budget of approximately $16 million for 2007. As a result of various reimbursable tax credit programs and contributions by partners, Virginia’s portion of this significant budget will be approximately $3 million. With working capital of $45 million, Virginia is able to ensure an extremely high activity level for many years to come. The substantial sums invested by Virginia and its partners will be allocated towards exploration work and several drilling programs on various projects. In April 2009, Virginia will start receiving monthly cash advance payments of US$100,000 per month from Goldcorp Eleonore deposit.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $46,432,689 as of February 28, 2007, and 26,425,698 shares issued and outstanding as of April 30, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events